Exhibit I-1
                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

____________, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ____________, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ____________, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                      * * *

AGL Resources Inc. and NUI Corporation (70-10243)

     AGL Resources Inc. ("AGL Resources"), a registered public utility holding company under the Act, located at Ten Peachtree Place, Suite 1000, Atlanta, Georgia 30309, requests authority under Sections 9, 10 and 11 of the Act to acquire all of the issued and outstanding common stock of NUI Corporation ("NUI"), an exempt holding company under Section 3(a)(1) of the Act, located at 550 Route 202-206, Box 760, Bedminster, New Jersey 07921-0760, and indirectly acquire the subsidiary companies of NUI. The proposed transaction, more fully described below, is referred hereto as the "Merger."

     AGL Resources and NUI (collectively, "Applicants") also seek approval under Sections 6(a), 7, 9(a), 10, 11, 12(b), 12(c), 13(b) of the Act and Rules 43, 45,
46, and 54 for NUI and its subsidiaries to engage, after the consummation of the Merger, in the same financing and other transactions authorized by the Commission in the AGL Resources Financing Order./1 Applicants further request authorization (a) to retain NUI's nonutility subsidiaries, (b) to reorganize NUI's direct and indirect nonutility subsidiaries without the need to seek further Commission

_____________________________
1 AGL Resources Inc., et al., Holding Co. Act Release No. 27828 (Apr. 1, 2004) ("Financing Order").


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authorization, (c) for AGL Resources to acquire NUI's interest in the Saltville
Gas Storage Company, LLC pursuant to an exemption under Rule 16, and (d) for NUI Utilities, Inc. ("NUI Utilities") to pay dividends out of capital and unearned surplus in an amount up to their pre-merger retained earnings and post-merger earnings before any deduction for the impairment of goodwill. Finally, Applicants request that the Commission find that Virginia Gas Company ("VGC"), a utility holding company subsidiary of NUI, is entitled to an exemption pursuant to Section 3(a)(1) of the Act.

Parties to the Merger

     AGL Resources Inc. and its Subsidiaries

     AGL Resources is a corporation organized under the laws of Georgia, and is an Atlanta-based energy services holding company. AGL Resources owns three gas public utility subsidiary companies: Atlanta Gas Light Company ("AGLC"), Chattanooga Gas Company ("CGC"), and Virginia Natural Gas, Inc. ("VNG"); and several directly or indirectly-owned subsidiary companies.

     AGLC is a natural gas local distribution utility with distribution systems and related facilities serving 237 cities throughout Georgia, including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah and Valdosta. AGLC also has approximately 6.0 billion cubic feet, or Bcf, of liquefied natural gas ("LNG") storage capacity in three LNG plants to supplement the supply of natural gas during peak usage periods. The Georgia Public Service Commission regulates AGLC with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the twelve months ended December 31, 2003, AGLC had total assets of $2.45 billion, total operating revenues of $517.6 million and net income of $92.8 million. AGLC owns all of the outstanding stock of AGL Rome Holdings, Inc. AGL Rome Holdings, Inc. owned property associated with a former manufactured gas plant in Rome, Georgia, but sold that property in December 2003.

     CGC is a natural gas local distribution utility with distribution systems and related facilities serving 12 cities and surrounding areas, including the Chattanooga and Cleveland areas of Tennessee. CGC also has approximately 1.2 Bcf of LNG storage capacity in its LNG plant. The Tennessee Regulatory Authority regulates CGC with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the twelve months ended December 31, 2003, CGC had total assets of $161.8 million, total operating revenues of $89.6 million and net income of $6.0 million.

     VNG is a natural gas local distribution utility with distribution systems and related facilities serving eight cities in the Hampton Roads region of southeastern Virginia. VNG owns and operates approximately 155 miles of a separate high-pressure pipeline that provides delivery of gas to customers under firm transportation agreements within the state of Virginia. VNG also has approximately 5.0 million gallons of propane storage capacity in its two propane facilities to supplement the supply of natural gas during peak usage periods. The Virginia State Corporation Commission ("VSCC") regulates VNG with respect to rates, maintenance of accounting records and various other service and safety matters. As of and for the twelve months ended December


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31, 2003, VNG had total assets of $708.9 million, total operating revenues of
$328.7 million and net income of $25.5 million.

     AGL Resources also owns several nonutility subsidiaries. The Commission has previously authorized the retention of AGL Resources' nonutility subsidiaries./2

     NUI Corporation and its Subsidiaries

     NUI, a New Jersey corporation, has two public utility subsidiary companies, NUI Utilities and Virginia Gas Distribution Company ("VGDC"). Through its subsidiaries, NUI operates natural gas distribution systems and natural gas storage and pipeline businesses.

     Through its three regulated utility divisions, Elizabethtown Gas Company ("Elizabethtown Gas"), City Gas Company of Florida ("City Gas") and Elkton Gas, NUI Utilities distributes natural gas to approximately 371,000 customers in New Jersey, Florida and Maryland. Each utility subsidiary or division is subject to regulation by the public service commission in the states where it operates.

     During fiscal year 2003, the operating revenues associated with the provision of distribution services by NUI Utilities was approximately $615.5 million, representing 94% of the total operating revenues of NUI. Of this amount, 73% was generated by utility operations in New Jersey, where approximately 70% of NUI Utilities' customers are located. Total utility gas volumes sold or transported by such utility operations amounted to 81.8 Bcf, of which 86% was sold or transported in New Jersey. These figures do not reflect utility operations which were discontinued in fiscal year 2003 with the sale of NUI's Valley Cities Gas and Waverly Gas.

     NUI Utilities distributes gas through approximately 6,200 miles of steel, cast iron and plastic mains. The company has physical interconnections with five interstate pipelines in New Jersey and a single interstate pipeline in both Maryland and Florida. Common interstate pipelines along the company's operating system provide the company with the flexibility to manage pipeline capacity and supply, thereby optimizing system utilization.

     Through its Elizabethtown Gas and City Gas divisions, NUI Utilities also has an appliance service, sales, leasing and financing businesses in New Jersey and Florida that complement its natural gas utility services in those states. The appliance group generated operating revenues of $15.4 million in fiscal year 2003 and had operating margins of $5.7 million in the same period.

     Presently, NUI Utilities has a capacity management arrangement with Cinergy Marketing & Trading LLC ("CMT"), wherein CMT supplies NUI Utilities with gas at market-based prices and pays NUI Utilities a fixed fee to manage its interstate pipeline assets. NUI Utilities also makes off-system sales to non-jurisdictional customers utilizing assets under contract from interstate pipelines. Such assets include interstate pipeline and storage capacity. Off system sales margins retained by NUI Utilities totaled $1.3 million in fiscal year 2003.

_____________________________
2 AGL Resources Inc., et al., Holding Co. Act Release No. 27243 (Oct. 5, 2000).


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     VGDC is an indirect wholly owned public utility subsidiary of NUI and a direct subsidiary of VGC, a holding company for certain utility and nonutility businesses. VGDC distributes gas to approximately 300 customers in Virginia. During fiscal year 2003, VGDC sold approximately 240,300 Mcf of gas, of which 4% were sold to residential customers and 96% to commercial and industrial customers.

     NUI's nonutility businesses are carried out primarily by NUI Capital Corp. ("NUI Capital") and its subsidiaries. NUI Capital's only remaining non-regulated subsidiary with substantial continuing operations is Utility Business Services, Inc. ("UBS"), a billing and customer information systems and services subsidiary. NUI's other non-regulated subsidiaries are winding down their operations. These subsidiaries include: NUI Energy, Inc. ("NUI Energy"), an energy retailer; NUI Energy Brokers, NUI's wholesale energy trading and portfolio management subsidiary;/3 OAS Group, Inc. ("OAS"), the company's digital mapping operation;/4 and TIC Enterprises, LLC ("TIC"), a sales outsourcing subsidiary that sold wireless and network telephone services.

     UBS is a wholly owned subsidiary of NUI Capital. UBS provides outsourced customer information systems and services to NUI Utilities as well as investor-owned and municipal water/wastewater utilities. UBS offers customer and utility operations information systems and services, including account management, reporting, bill printing and mailing, and payment processing services. UBS presently serves 13 clients. The majority of UBS' clients are municipally-owned and operated water utilities across the United States. UBS' top three clients in terms of revenue generation are United Water, NUI Utilities and Middlesex Water. Over the past twelve months, NUI Utilities has provided approximately 36% of UBS' revenues. UBS has been profitable in every year since 1995.

     VGC is a natural gas storage, pipeline and distribution company with principal operations in Southwestern Virginia. In addition to owning VGDC, a gas utility described above, VGC operates two storage facilities; one a high-deliverability salt cavern facility in Saltville, Virginia (the "Saltville Storage Project") and the other a depleted reservoir facility in Early Grove, Virginia. Combined, the facilities have approximately 2.6 Bcf of working gas capacity. VGC also owns and operates a 72-mile 8" intrastate pipeline and serves as the construction and operations manager for the Saltville Storage Project as discussed below. All of VGC's businesses are regulated by the VSCC, and the Saltville Storage Project is regulated by the Federal Energy Regulatory Commission ("FERC"). VGC, which was acquired by NUI in March 2001 had operating margins of $8.7 million in fiscal year 2003.

     NUI's wholly owned subsidiary, NUI Saltville Storage, Inc. ("NUISS"), is a fifty-percent member of Saltville Gas Storage Company, LLC ("SSLLC"). SSLLC is a joint venture between subsidiaries of NUI and Duke Energy Gas Transmission ("DEGT") that is developing a natural gas storage facility in Saltville, Virginia. SSLLC plans to expand the present Saltville Storage

_____________________________
3 During January 2004, NUI began to wind down the trading operations of NUI Energy Brokers and discontinued trading operations altogether at NUI Energy Brokers in March 2004, although NUI Energy Brokers continues to manage its prior contractual obligations under a long-term sales agreement in addition to two long-term gas storage and transportation agreements.

4 Effective April 1, 2004, OAS has subcontracted all of its existing services to a third party engineering firm. OAS has notified its customers that upon expiration of their current contracts, their relationship with OAS will terminate.


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Project from its current capacity of 1 Bcf to approximately 12 Bcf in several phases. The Saltville Storage Project connects to DEGT's East Tennessee Natural Gas interstate system and its Patriot pipeline. SSLLC is subject to regulation by FERC under the Natural Gas Act.

     In conjunction with the development of the Saltville Storage Project, NUI Energy Brokers entered into a twenty-year agreement with DEGT for the firm transportation of natural gas in the Patriot pipeline and a twenty-year agreement with SSLLC for the firm storage of natural gas. NUI is not using the Patriot pipeline transportation capacity at this time since it has discontinued its trading operations.

     NUI Storage, Inc. ("NUI Storage") is a wholly owned subsidiary of NUI. Through its wholly owned subsidiaries, NUI Storage has acquired options on the land and mineral rights for property located in Richton, Perry County, Mississippi that the company plans to develop into a natural gas storage facility to help serve the Southeast United States. Like its companion storage facility in Saltville, Richton is expected to offer the high-deliverability capabilities of salt dome storage for natural gas and will have access to a number of major interstate pipelines, including Destin Pipeline and its connections to Gulf South, Gulfstream, Florida Gas Transmission, SONAT, Tennessee Natural Gas and Transco. Through its connection to Destin Pipeline, Richton will have direct access to the gas supplies in the Gulf of Mexico, as well as supplies from the interconnected interstate pipelines referenced. Richton can also serve as a potential storage facility for the various proposed liquefied natural gas projects in the Gulf Coast. It is anticipated that Richton will be subject to FERC regulation.

Description of the Merger

     On September 26, 2003, the Board of Directors of NUI announced its intention to pursue the sale of the company. Applicants have entered into an Agreement and Plan of Merger by and among AGL Resources Inc., Cougar Corporation/5 and NUI Corporation, dated as of July 14, 2004 ("Merger Agreement"), pursuant to the which, AGL Resources has agreed to acquire NUI in a reverse triangular merger in which, at closing, a newly created subsidiary of AGL Resources will merge with and into NUI. Upon the consummation of the Merger, NUI will be a wholly owned direct subsidiary of AGL Resources./6 AGL Resources intends to manage and govern NUI and NUI Utilities in the same manner in which it currently manages its other utilities.

     Pursuant to the Merger Agreement, AGL Resources has agreed to acquire all the outstanding shares of NUI for $13.70 per share in cash, or $220 million in the aggregate based on approximately 16 million shares currently outstanding. AGL Resources will assume the outstanding indebtedness of NUI at closing. As of March 31st, NUI had approximately $607 million in debt and $136 million of cash on its balance sheet, bringing the current net value of the acquisition to $691 million. AGL Resources anticipates that the amount of NUI debt and cash will change prior to the time of closing.

_____________________________
5 Cougar Corporation is a wholly owned subsidiary of AGL Resources organized under the laws of New Jersey. It was incorporated on July 14, 2004 solely for the purposes of the Merger and is engaged in no other business.

6 While AGL Resources has not made any definitive decisions regarding its corporate structure following the closing, given NUI's exposure to certain post-closing liabilities and obligations, it is desirable to keep NUI's corporate structure in existence for some time following the closing. Consequently, AGL Resources would not be the direct holder of the capital stock of NUI's utility business.

     The purchase of NUI shares will be funded primarily through the issuance of AGL Resources common stock at or prior to closing. AGL Resources also must refinance a substantial portion of NUI and NUI Utilities' outstanding debt upon closing, due to "change in control" provisions included in these financings. AGL Resources expects to maintain its strong investment-grade ratings and its current dividend policy post-acquisition.

     AGL Resources intends to finance the repayment of NUI and NUI Utilities' indebtedness at closing by issuing unsecured indebtedness to external creditors and then loaning the proceeds of the issuance to NUI and NUI Utilities through long-term intercompany debt (the "Intercompany Notes")./7 NUI and NUI Utilities will use the funds borrowed under the Intercompany Notes to repay indebtedness to third party lenders under the Credit Agreement and Seasonal Bridge, and under its Settlement Agreement with the New Jersey Board of Public Utilities ("NJBPU"). AGL Resources anticipates that the principal of the Intercompany Notes will equal the amount that NUI and NUI Utilities require for repayment of indebtedness under these facilities and will otherwise be on no less favorable terms (e.g., weighted average interest rate, maturities, placement costs) than those upon which AGL Resources financed the repayment in the marketplace. AGL Resources expects that the Intercompany Notes will refinance NUI and NUI Utilities' existing indebtedness on terms that are more favorable to NUI and NUI Utilities than those that are currently provided under the Credit Agreement and Seasonal Bridge.

     AGL Resources may elect to finance the cash portion of the purchase price through the issue of common stock at or prior to closing if market conditions are favorable. The Financing Order provides sufficient authority for AGL Resources to proceed in this fashion because, in the unlikely event that AGL Resources were to sell common stock and not close the NUI acquisition, the proceeds of the stock issuance would be used only for permitted corporate purposes. AGL Resources currently is authorized to issue equity and debt securities in an aggregate amount outstanding at any one time not to exceed $5 billion through March 31, 2007. AGL Resources is not requesting additional financing authorization to finance the purchase price.

     The transaction is subject to the approval of NUI's shareholders; the Securities and Exchange Commission; the Federal Communications Commission ("FCC"); the state regulatory agencies of New Jersey, Maryland and Virginia; and any necessary approval or the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     The consummation of the transaction is further subject to the following conditions: (i) NUI shall have received orders approving the transaction from the above referenced state utility commissions that contain certain terms specified by AGL Resources, except as would not have a material adverse effect on NUI, NUI Utilities, or AGL Resources; (ii) neither NUI nor any of its subsidiaries shall have been indicted or criminally charged for a felony criminal offense by any Governmental Entity (with the express exception of NUI and NUI Energy Brokers with respect to the matters specified in the Settlement with the New Jersey Attorney General's Office ("NJAGO")) relating to the matters that are the subject of the NJBPU Settlement Order and the

_____________________________
7 AGL Resources or its financing subsidiary, AGL Capital Corporation, may issue indebtedness and fund NUI and NUI Utilities by acquiring the Intercompany Notes.


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Stipulation and Agreement referred to therein, the NJAGO Settlement or the Stier
Anderson Report (as those terms are defined in the Merger Agreement), and NUI and its subsidiaries shall not have received any notice of non-compliance in any material respect with the NJAGO Settlement, and there shall have been no revocation of or material changes to the terms of the NJAGO Settlement; (iii) neither NUI nor its subsidiaries shall be the subject of an active investigation with respect to the matters that are the subject of the NJBPU Settlement Order and the Stipulation Agreement referred to therein, the NJAGO Settlement or the Stier Anderson Report, which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on NUI or NUI Utilities; and (iv) no other material adverse effect as defined in the Merger Agreement has occurred.

     AGL Resources has the right to terminate the Merger Agreement if NUI does not have necessary interim financing in place by September 30, 2004. On September 29, 2004, NUI announced that it and NUI Utilities had obtained credit facilities aggregating $95 million. AGL Resources has reviewed the terms of the credit facilities and currently believes that the credit facilities conform with the terms and requirements of the Merger Agreement. AGL Resources may also terminate the agreement if NUI and NUI Utilities do not have certain other financing facilities in place or drawn, or there is a payment default or an acceleration of indebtedness.

     Lastly, the Merger Agreement may be terminated (i) by NUI in order for NUI to pursue a superior acquisition proposal; (ii) by AGL Resources based upon the board of directors of NUI withdrawing its recommendation of the Merger Agreement or recommending a superior acquisition proposal to the shareholders of NUI;
(iii) by either party due to the consummation of the merger not occurring by April 13, 2005 (which is subject to a 90 day extension to obtain regulatory approvals); (iv) by either party due to the shareholders of NUI failing to approve the Merger Agreement; or (v) by AGL Resources based upon the existence of a material, uncured breach of the Merger Agreement by NUI, provided that in the cases of clauses (iii)-(v) above, a termination fee (as described below) is payable only if and when NUI enters into a definitive agreement with respect to an alternative acquisition proposal within 12 months of such termination. In the event of a termination of the Merger Agreement pursuant to the circumstances provided in (i) and (ii), NUI will have to pay AGL Resources a termination fee of $7.5 million. The Merger Agreement also contains other customary termination rights, which do not result in the payment of a termination fee.

Financing Authority

     After the closing of the Merger, NUI will register as a holding company under the Act and NUI and its subsidiaries will need financing authorization. Applicants seek authorization pursuant to Sections 6(a), 7, 9(a), 10, 12(b), and 12(c) of the Act and Rules 43, 45, 46 and 54 for NUI and its subsidiaries to, after the consummation of the Merger, undertake any or all of the transactions authorized in the Financing Order in which current subsidiaries of AGL Resources may engage during the Authorization Period. NUI and its subsidiaries would be subject to the same limitations and conditions as set forth in the Financing Order. The authorizations requested are described below.

     Financing Limitations. As provided in the Financing Order, financings by NUI and its subsidiaries will be subject to the following limitations ("Financing Limitations"):

     o Effective Cost of Money. The effective cost of money on long-term debt borrowings in accordance with authorizations granted under the Application will not exceed the greater of (a) 500 basis points over the comparable-term U.S. Treasury securities or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The effective cost of money on short-term debt borrowings in accordance with the authorizations granted in the Application will not exceed the greater of (a) 500 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The dividend rate on any series of preferred stock, preferred securities or equity-linked securities will not exceed the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of that series of preferred stock or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies./8

     o Maturity. The maturity of long-term debt will be between one and 50 years after the issuance thereof. Short-term debt will mature within a year. Preferred securities and equity-linked securities will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock. Preferred stock issued directly by AGL Resources may be perpetual in duration.

     o Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality./9

     o Common Equity Ratio. Each utility subsidiary on an individual basis will maintain common stock equity of at least 30% of total capitalization as shown in its most recent quarterly balance sheet.

     o Investment Grade Ratings. Except for securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated, are rated investment grade; and (iii) all outstanding securities of AGL Resources that are rated, are rated investment grade. For purposes of this

_____________________________
8 Substantially similar interest rate provisions have been authorized by the Commission in Energy East Corp., et al., Holding Co. Act Release No. 27643 (Jan. 28, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); Ameren Corp. et al., Holding Co. Act Release No. 27655 (Feb. 27, 2003).

9 See, e.g., NiSource, Inc., Holding Co. Act Release No. 27789 (December 30,
2003); SCANA Corp., Holding Co. Act Release No. 27649 (Feb. 12, 2003).

          provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied. A security issued prior to the consummation of the Merger, under the Act or in accordance with any applicable rule, regulation or order of the Commission under the Act, would remain validly issued notwithstanding a change, subsequent to the issuance, in the rating of that security or other securities issued by any company in the AGL Resources system.

     o Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (March 31, 2007).

     In particular, Applicants propose to extend to NUI and its existing subsidiaries authority concerning:

     Utility Subsidiary Short-Term Debt

     In the Financing Order, the Commission authorized the utility subsidiaries of AGL Resources to (a) enter into, perform, purchase and sell Hedging Instruments in the same manner as requested by AGL Resources above; (b) to issue short-term debt consisting of commercial paper, secured or unsecured bank loans and borrowings under the utility money pool ("Utility Money Pool"), at any one time outstanding during the Authorization Period ("Utility Short-Term Debt Limit"), all such securities to be issued pursuant to the Financing Limitations. The Commission also authorized the utility subsidiaries to be made party to any AGL Resources' credit facility as back up to commercial paper issued under rule 52 of the Act or under an applicable Commission order.

     The issuance of secured short-term debt by NUI Utilities and VGDC would be limited to circumstances when the issuer can expect a savings in costs over the issuance of unsecured short-term debt or when unsecured credit is unavailable, except at a higher cost than secured short-term debt. Applicants anticipate that the collateral offered as security would generally be limited to short-term assets such as the issuer's inventory and/or accounts receivable.

     Applicants request authorization for NUI Utilities to issue up to $600 million of intercompany debt, commercial paper, secured or unsecured bank loans and borrowings under the Utility Money Pool, all with terms of less than a year, subject to the terms and conditions set forth in the Financing Order. If a utility subsidiary elects to issue commercial paper, either under Rule 52 of the Act or under an applicable Commission order, each utility subsidiary requests authorization to be made a party to any AGL Resources' credit facility as back-up to the commercial paper.

     NUI and NUI Utilities also request authorization to issue Intercompany Notes to AGL Resources or a financing subsidiary thereof in connection with the refinancing of NUI and NUI Utilities pre-Merger indebtedness. Intercompany Notes would be issued by NUI and NUI Utilities in an amount at any one time outstanding of up to $285 million and $275 million, respectively. (The Intercompany Notes issued by NUI Utilities would be for terms longer than one year and accordingly such issuances would not count against the $600 million short-term debt limit stated above.) AGL Resources is evaluating the economics of refinancing an additional amount of debt issued by NUI Utilities in the amount of approximately $200 million. The refinancing of this amount, if consummated, and the post-Merger financing of NUI Utilities with securities other than short-term debt would be conducted on an exempt basis under Rule 52(a) through the sale of securities by NUI Utilities externally to third parties or on an intercompany basis.

     Authorization and Operation of the Money Pools

     Pursuant to the Financing Order, AGL Resources and its utility subsidiaries are authorized to operate a Utility Money Pool, and the utility subsidiaries are authorized to make unsecured short-term borrowings from the Utility Money Pool, to contribute surplus funds to the Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool subject to the terms and conditions set forth in the Financing Order. Specifically, the Utility Money Pool funds are available for short-term loans to the participating companies from time to time from (i) surplus funds in the treasuries of participants and (ii) proceeds received by the participants from the sale of commercial paper and borrowings from banks ("External Funds"). Funds are made available from sources in the order that AGL Services, as the administrator under the Utility Money Pool Agreement, determines would result in a lower cost of borrowing compared to the cost that would be incurred by the borrowing participants individually in connection with external short-term borrowings, consistent with the individual borrowing needs and financial standing of Utility Money Pool participants that invest funds in the Utility Money Pool.

     The utility subsidiaries borrow pro rata from each Utility Money Pool participant that invests surplus funds, in the proportion that the total amount invested by the investing participant bears to the total amount then invested in the Utility Money Pool. The interest rate charged to utility subsidiaries on borrowings under the Utility Money Pool is equal to AGL Resources' actual cost of external short-term borrowings and the interest rate paid on loans to the Utility Money Pool is a weighted average of the interest rate earned on loans made by the Utility Money Pool and the return on excess funds earned from the investments described below. The interest income and investment income earned on loans and investments of surplus funds is allocated among those Utility Money Pool participants that have invested funds in accordance with the proportion each participant's investment of funds bears to the total amount of funds invested in the Utility Money Pool.

     Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) are ordinarily invested in one or more short-term investments, including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (ii) commercial paper; (iii) certificates of deposit; (iv) bankers' acceptances; (v) repurchase agreements; (vi) tax exempt notes; (vii) tax exempt bonds; (viii) tax exempt preferred stock; and (ix) other investments that are permitted by section 9(c) of the Act and rule 40 thereunder.

     Each utility subsidiary receiving a loan through the Utility Money Pool is required to repay the principal amount of the loan, together with all interest accrued thereon, on demand and in any event within one year after the date of the loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty and without prior notice. The Nonutility Money Pool is operated on the same terms as the Utility Money Pool.

     Applicants request that NUI Utilities and VGDC be authorized to participate in the Utility Money Pool under the same terms and conditions as existing utility subsidiaries of AGL Resources. Borrowings by NUI Utilities would be subject to the $600 million limit stated above, and borrowings by VGDC would be limited to $250 million at any one time outstanding.

     In addition, to the extent not exempt under Rule 52(b), AGL Resources and its nonutility subsidiaries were granted authorization to operate the Nonutility Money Pool, and the nonutility subsidiaries were authorized to make unsecured short-term borrowings from the Nonutility Money Pool, to contribute surplus funds to the Nonutility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Nonutility Money Pool subject to the terms and conditions set forth in the Financing Order. Applicants request that NUI's nonutility subsidiaries be authorized to participate in the Nonutility Money Pool under the same terms and conditions as existing nonutility subsidiaries of AGL Resources.

     AGL Resources would continue to contribute surplus funds and to lend and extend credit to (i) the utility subsidiaries through the Utility Money Pool and
(ii) the nonutility subsidiaries through the Nonutility Money Pool. AGL Resources does not borrow from either the Utility Money Pool or the Nonutility Money Pool. AGL Services will continue to serve as administrator for both the Utility Money Pool and the Nonutility Money Pool and will provide the administrative services at cost.

     Guarantees

     In the Financing Order, the Commission authorized AGL Resources and its utility subsidiaries to issue Guarantees with respect to the obligations of their subsidiaries. These Guarantees may take the form of, among others, direct guarantees, reimbursement undertakings under letters of credit, "keep well" undertakings, agreements to indemnify, expense reimbursement agreements, and credit support with respect to the obligations of the subsidiary companies as may be appropriate to enable the system companies to carry on their respective authorized or permitted businesses. Any Guarantee that is outstanding at the end of the Authorization Period will remain in force until it expires or terminates in accordance with its terms. Certain Guarantees may be in support of obligations that are not capable of exact quantification. In these cases, AGL Resources and the utility subsidiaries will determine the exposure under a Guarantee for purposes of measuring compliance with the appropriate Guarantee limit by appropriate means, including estimation of exposure based on potential payment amounts. The Commission also authorized that each subsidiary be charged a fee for any Guarantee provided on its behalf that is not greater than the cost, if any, incurred by the guarantor in obtaining the liquidity necessary to perform the Guarantee for the period of time the Guarantee remains outstanding.

     Applicants requests authorization for AGL Resources to guarantee the obligations of NUI and its subsidiaries subject to the limits set forth in the Financing Order. In addition, Applicants request authority for NUI, NUI Utilities, VGC and VGDC to enter into guarantees, obtain letters of credit, enter into expense agreements or provide credit support with respect to obligations of their subsidiaries ("Guarantees") subject to the terms and conditions of the Financing Order in the amount of $150 million and $100 million, with respect to NUI Utilities and VGDC, and in the amount of $300 million and $75 million with respect to NUI and VGC.

     Hedges

     The Commission has granted authorization for certain of AGL Resources' utility subsidiaries to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interests rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). Hedging Instruments, in addition to the foregoing sentence, may also include the issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or agency (e.g., Federal National Mortgage Association) obligations or London Inter-Bank Offer Rate-based swap instruments. These instruments would only be executed subject to certain limitations and restrictions set forth in the Financing Order. Accordingly, Applicants request authorization for NUI Utilities and VGDC to enter into similar Hedging Instruments subject to the terms and conditions of the Financing Order.

     Changes in Capital Stock of Wholly-Owned Subsidiaries

     In the Financing Order, the Commission authorized the applicants to change the terms of any wholly owned subsidiary's authorized capital stock capitalization by an amount deemed appropriate by AGL Resources or other intermediate parent company subject to certain conditions. Specifically, the authorization is limited to AGL Resources' wholly owned subsidiaries and will not affect the aggregate limits or other financing conditions contained in the Financing Order. In accordance with the Financing Order, a subsidiary is able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a utility subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the utility subsidiary is incorporated and doing business. In addition, each of the utility subsidiaries will maintain, during the Authorization Period, a common equity capitalization of at least 30%. Applicants seek the same authority for NUI and its subsidiaries under the same terms and conditions set forth in the Financing Order.

     Payment of Dividends Out of Capital or Unearned Surplus

     Pursuant to the Financing Order, nonutility subsidiaries of AGL Resources may pay dividends from time to time through the Authorization Period, out of capital and unearned surplus. A nonutility subsidiary would only declare or pay dividends to the extent permitted under applicable corporate law and state or national law applicable in the jurisdiction where each company is organized, and any applicable financing covenants and in addition, will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.

     Applicants request that the Commission authorize NUI and its nonutility subsidiaries to pay dividends out of capital and unearned surplus subject to the terms and conditions of the Financing Order. This authorization will permit AGL Resources to effectively wind up the NUI nonutility businesses. Without such authorization, liquidation proceeds may be trapped in companies with cash but insufficient retained earnings to pay dividends. As noted below, however, Applicants request that the Commission reserve jurisdiction over NUI Utilities' payment of dividends out of capital and unearned surplus in an amount up to its pre-merger retained earnings and out of post-merger earnings without regard to any deductions attributable to the impairment of goodwill pending the completion of the record with regard to such relief.

     The application of the purchase method of accounting to the Merger will cause the reclassification of the retained earnings of NUI Utilities to additional paid-in capital, and give rise to goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible assets, and the total consideration to be paid and the fair values of the liabilities assumed. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin"), the goodwill will be "pushed down" and reflected as additional paid-in-capital in the financial statements of these entities. Goodwill must periodically be examined for impairment and, to the extent impaired, it must be written down. Any write down of goodwill will constitute a non-cash charge to net income and, therefore, decrease current earnings available for dividends and/or retained earnings, the traditional sources of dividend payments, of NUI Utilities.

     Applicants represent that NUI Utilities will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. NUI Utilities also will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders. Lastly, NUI Utilities would not pay dividends out of capital or unearned surplus if to do so would cause the equity of such company to decline to less than 30% of total capitalization.

     Applicants request that the Commission reserve jurisdiction over NUI Utilities' payment of dividends out of capital and unearned surplus in an amount up to the company's pre-merger retained earnings and any amounts attributable to impaired goodwill post-merger on its books.

     Financing Entities

     The Financing Order authorized AGL Resources and its subsidiaries to organize new corporations, trusts, partnerships or other entities, or to use existing Financing Entities, such as

AGL Capital, that will facilitate financings by issuing short-term debt, long-term debt, preferred securities, equity securities, or other securities to third parties and transfer the proceeds of these financings to AGL Resources or their respective parent subsidiaries. To the extent not exempt under Rule 52, the Financing Entities were granted authorization to issue these securities to third parties.

     The Commission also granted authorization for AGL Resources and its subsidiaries to enter into support or expense agreements ("Expense Agreement") with certain Financing Entities to pay the expenses of any such entities subject to certain terms and conditions. In connection with this method of financing, AGL Resources and the subsidiaries may: (i) issue debentures or other evidences of indebtedness to Financing Entities in return for the proceeds of the financing; (ii) acquire voting interests or equity securities issued by the Financing Entities to establish ownership of the Financing Entities (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from one to three percent of the capitalization of the Financing Entities); and (iii) guarantee a Financing Entity's obligations in connection with a financing transaction. Any amounts issued by Financing Entities to a third party under this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of the Financing Entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included. AGL Resources and the subsidiaries also request authorization to enter into support or expense agreements ("Expense Agreement") with Financing Entities to pay the expenses of any such entity. In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Entity from its parent or another subsidiary for bankruptcy purposes, the ratings agencies require that any Expense Agreement whereby the parent or subsidiary provides services related to the financing to the Financing Entity be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent or subsidiary, in the event of the bankruptcy of the parent or subsidiary, without interruption or an increase of fees.

     The Financing Order granted authorization, under Section 13(b) of the Act and Rules 87 and 90 thereunder, to provide such services at a charge not to exceed a market price but only for so long as such Expense Agreement established by the Financing Entity is in place.

     Accordingly, Applicants seek similar authorization for NUI and its subsidiaries to organize such entities and to execute Expense Agreements under the same terms and conditions established in the Financing Order.

     Intermediate Subsidiaries and Restructuring and Reorganization

     In the Financing Order, the Commission authorized AGL Resources to acquire, directly or indirectly, the securities of one or more entities ("Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 Companies, ETCs, or other non-exempt nonutility subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in administrative activities

("Administrative Activities") and development activities ("Development Activities"), defined below, relating to these subsidiaries.

     Administrative Activities include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage investments in nonutility subsidiaries. Development Activities are limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and other preliminary activities that may be required in connection with the purchase, acquisition, financing or construction of facilities, or the acquisition of securities of or interests in new businesses.

     An Intermediate Subsidiary may be organized, among other things: (i) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Company, ETC or other nonutility subsidiary; (ii) after the award of such a bid proposal, to facilitate closing on the purchase or financing of an acquired company; (iii) at any time subsequent to the consummation of an acquisition of an interest in any such company to, among other things, effect an adjustment in the respective ownership interests in such business held by AGL Resources and non-affiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired non-utility companies;
(v) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals;
(vi) as a part of tax planning in order to limit AGL Resources' exposure to taxes; (vii) to further insulate AGL Resources and the utility subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (viii) for other lawful business purposes.

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (ii) capital contributions; (iii) open account advances with or without interest; (iv) loans; and (v) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from: (i) financings authorized in this proceeding; (ii) any appropriate future debt or equity securities issuance authorization obtained by AGL Resources from the Commission; and (iii) other available cash resources, including proceeds of securities sales by nonutility subsidiaries under rule 52. To the extent that AGL Resources provides funds or Guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG, FUCO, or Rule 58 Company, the amount of the funds or Guarantees are included in AGL Resources' "aggregate investment" in these entities, as calculated in accordance with rule 53 or rule 58, as applicable.

     In this Application, AGL Resources and NUI request authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in the NUI nonutility subsidiaries, and the activities and functions related to these investments. To effect any consolidation or other reorganization, AGL Resources or NUI may wish to merge or contribute the equity securities of one nonutility subsidiary to another nonutility subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a nonutility subsidiary to sell) the equity securities or all or part of the assets of one nonutility subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder, AGL Resources and NUI request authorization to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries, their ownership interests in existing and future NUI nonutility subsidiaries. These transactions may take the form of a nonutility subsidiary selling, contributing, or transferring the equity securities of a subsidiary or all or part of a subsidiary's assets as a dividend to an Intermediate Subsidiary or to another nonutility subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of the subsidiary, either by purchase or by receipt of a dividend. The purchasing nonutility subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable laws and accounting requirements.

     AGL Resources also requests that its authorization to make expenditures on Development Activities, as defined above, in an aggregate amount of up to $600 million be extended to include the NUI nonutility subsidiaries. The Commission authorized a "revolving fund" concept for permitted expenditures on Development Activities. Thus, to the extent a nonutility subsidiary in respect of which expenditures for Development Activities were made subsequently becomes an EWG, FUCO, or Rule 58 Company, the amount so expended will cease to be considered an expenditure for Development Activities, but will instead be considered as part of the "aggregate investment" in the entity under Rule 53 or 58, as applicable.

Affiliate Transactions

     On October 5, 2000, the Commission issued an order which, among other things, approved the formation of a system service company and authorized certain intrasystem transactions./10 AGL Services Company ("AGL Services") will provide business services to NUI and its utility and nonutility companies under the same terms and conditions as AGL Services serves the companies currently within the AGL Resources registered holding company system, as approved by the Commission.

     Gas Procurement and Asset Management Arrangement

     NUI Utilities also proposes to enter into a three year gas procurement and asset management arrangement with a subsidiary of AGL Resources, Sequent Energy Management ("Sequent"). Sequent provides gas procurement and transportation and storage capacity asset management services to AGLC, VNG and CGC pursuant to arrangements with the respective state commissions with jurisdiction over these public utility subsidiaries. Under these arrangements, Sequent provides commodity gas, including related procurement services, and also acts as agent for the utilities in connection with transactions for gas transportation and

_____________________________
10 AGL Resources Inc., Holding Co. Act Release No. 27243 (Oct. 5, 2000) ("Intrasystem Transactions Order").

storage capacity. These transactions are exempt from regulation under Section 13(b) of the Act by virtue of Rules 80 and 81. The rules exempt transactions in natural gas from the definition of goods under the Act and provide that transportation and similar services, the sale of which is normally subject to public regulation are exempted from the provisions of Section 13. Gas transportation and storage services are subject to the regulation of the FERC. Sequent proposes to provide similar services to NUI Utilities and VGDC subject to the approval of the NJBPU and VSCC.

     The asset management model that Sequent employs provides for revenue sharing between the asset manager and the utility's ratepayers. As noted above, Sequent currently manages the assets of AGL Resources' public utilities and under these arrangements, Sequent contributed approximately $9.9 million to customers in 2003.

     Billing Services

     NUI Utilities currently has an Agreement for Billing Services, dated February 18, 2004, with NUI's nonutility subsidiary, UBS under which UBS provides NUI Utilities with certain billing related services using NUI Utilities' customer information system and certain other data center services on UBS' mainframe computer, including operating systems related to NUI Utilities' work order management, leak management, meter management, time entry and field services. The agreement is effective until March 31, 2007, but may be terminated by NUI Utilities with 180 days prior written notice. This agreement has been approved by the NJBPU.

     UBS charges NUI Utilities market rates for the provision of these services. After closing, AGL Resources is willing to cause UBS and NUI Utilities to amend the agreement to require the services to be provided to NUI Utilities at UBS' cost. Prior to implementing such amendment, however, AGL Resources must determine whether a change in the pricing standard to terms more favorable to NUI Utilities would trigger contractual obligations to provide cost-based pricing to UBS' unaffiliated customers. In addition, if NJBPU approval of the amended contract is required, AGL Resources will need to seek such authorization before restructuring the contract between UBS and NUI Utilities. AGL Resources therefore requests a temporary exception to the "at cost" provisions of Section 13(b) of the Act and the rules thereunder, for two years, to provide adequate time to restructure this contract. It is possible that at the end of the two-year period AGL Resources will be able to restructure all of UBS' existing contracts so that it may consolidate UBS with NUI Utilities.

     In addition, AGL Resources seeks authorization to retain UBS and for UBS to continue to provide services to NUI Utilities under its current arrangement for no less than two years after the date of the order authorizing this acquisition. Specifically, AGL Resources intends to maintain the existing services arrangements between UBS and NUI Utilities for as long as two years after the date of the SEC's order granting this Application. During that time, AGL Resources will endeavor to either restructure the existing UBS services agreements with NUI Utilities so that services thereunder may be provided at cost (provided that such modification is practicable given UBS' other contractual arrangements), or would otherwise endeavor to consolidate the applicable portions of UBS's current operations into NUI Utilities.

     Construction and Management Services

     VGC provides construction and operations management services to SSLLC. VGC's wholly owned subsidiary, Virginia Gas Pipeline Company ("VGPC"), serves as the construction and operations manager to SSLLC, pursuant to an Operating Agreement, dated August 15, 2001. Under the terms of this agreement, SSLLC reimburses VGPC for the costs it incurs to construct, maintain and operate SSLLC's facilities, including VGPC's administration and labor costs. This service arrangement is permitted under Rule 87(b)(1) and is consistent with the cost pricing standard of Rule 90.

Tax Allocation Agreement

     On December 23, 2003, the Commission issued a Supplemental Order authorizing AGL Resources' tax allocation agreement./11 AGL Resources proposes to add NUI and its subsidiaries to the existing tax allocation arrangements approved by the Commission for the AGL Resources system.

Rule 16 Exemption

     SSLLC seeks to rely on an exemption under Rule 16 from the obligations, duties and liabilities imposed upon it under the Act as a subsidiary or affiliate of a registered holding company. Accordingly, Applicants request that the Commission authorize AGL Resources to acquire NUI's interest in SSLLC under Sections 9(a)(1) and 10.

Section 3(a)(1) Exemption Request for VGC

     Applicants also requests that the Commission issue an order pursuant to
Section 3(a)(1) of the Act confirming that VGC, and each of its subsidiary companies as such, will be exempt from all provisions of the Act, except Section 9(a)(2). Retention of Nonutility Subsidiaries

     AGL Resources has plans for retaining or divesting each of NUI's other nonutility businesses. Numerous nonutility subsidiaries will be wound down, liquidated or dissolved. AGL Resources will endeavor to exit these investments as soon as is prudent, giving due regard for the need to insulate the rest of the AGL Resources group from any liabilities or obligations that may be associated with such companies.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.

_____________________________
11 AGL Resources Inc., et al., Holding Co. Act Release No. 27781 (Dec. 23, 2003) ("Tax Allocation Order"). The Commission's Order of October 5, 2000, AGL Resources Inc., et al., Holding Co. Act Release No. 27242 (Oct. 5, 2000) had reserved jurisdiction, pending completion of the record over (among other things) the tax allocation agreement.